FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	December, 2006
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F.

Form 20-F.…X…. Form 40-F.……

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes …. No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated December 4, 2006, relating to: Lafarge announces plan to sell Roofing activity to PAI partners.

Page 1 of 4 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, December 4, 2006

LAFARGE ANNOUNCES PLAN TO SELL ROOFING ACTIVITY TO PAI PARTNERS,

FOR AN ENTERPRISE VALUE OF €2.4 BILLION

The Board of Directors of Lafarge, which met December 3, 2006, considered that the offer of PAI partners for the Roofing activity is the best solution for the Group, its shareholders, for the industrial future and the development of the Roofing activity and its employees.

The information and consultation process with the relevant employee representative bodies will start immediately. This project will be submitted to the relevant authorities, notably anti-trust authorities.

Within the framework of this project, Lafarge has chosen to hold a 35 per cent stake in the new entity, with a corresponding number of seats on the board, demonstrating its commitment to remain involved and to contribute to the development of this activity in order to benefit from its future success.

This project fully values the Roofing activity, at an enterprise value of €2.4 billion, which represents a multiple of 9 times forecasted 2006 EBITDA.

This amount includes € 1.96 billion cash for the acquisition of the shares (versus an equity book value of €1.70 billion) and approximately €420 million of debt and pension liabilities borne by the acquirer. It would have a positive impact on 2007 EPS.

Note to Editors:

Lafarge is the world leader in building materials, with top-ranking positions in all four of its businesses: Cement, Aggregates & Concrete, Roofing and Gypsum. With 80,000 employees in 76 countries, Lafarge posted sales of Euros 16 billion in 2005.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2006 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

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COMMUNICATIONS		INVESTOR RELATIONS

Stéphanie Tessier: stephanie.tessier@lafarge.com	33-1 44-34-92-32	Yvon Brind’Amour: yvon.brindamour@lafarge.com	33-1 44-34-11-26

Lucy Wadge : lucy.wadge@lafarge.com	33-1 44-34-19-47	Danièle Daouphars: daniele.daouphars@lafarge.com	33-1 44-34-11-51

		Stéphanie Billet : stephanie.billet@lafarge.com	33-1 44-34-94-59

Statements made in this press release that are not historical facts, including namely the proposed divestment to PAI partners of 65% of the Group’s Roofing activity, the forecasted 2006 EBITDA of the Roofing activity and the positive impact of the project on the Group’s 2007 EPS, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form

20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 04, 2006	Lafarge
(Registrant)

By: /s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and
Executive Vice President

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